SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 13G/A

                         (AMENDMENT NO. 2 - EXIT FILING)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                                MC SHIPPING INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   55267Q 104

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  JULY 30, 2007

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[ ] RULE 13d-1(b)
[X] RULE 13d-1(c)
[ ] RULE 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55267Q 104                                           Page 2 of 8 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     Weco-Rederi Holding A/S

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     ###-##-####
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_] Reporting person is affiliated with other persons.

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Denmark

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON* (See Instructions)

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55267Q 104                                           Page 3 of 8 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     Johan Ernst Wedell-Wedellsborg

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_] Reporting person is affiliated with other persons.

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Denmark

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           909
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         909
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     909

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Less than 1.00%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON* (See Instructions)

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No55267Q 104                                             Page 4 of 8 Pages

Item 1(a). Name of Issuer:

           MC Shipping Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           12 Par-la-ville Road
           Hamilton HM CX, Bermuda

Item 2(a). Name of Persons Filing:

           (i)  Weco-Rederi Holding A/S
           (ii) Johan Ernst Wedell-Wedellsborg

Item 2(b). Address of Principal Business Office:

           (i) Weco-Rederi Holding A/S:

           Rungsted Strandvej 113
           DK-2960
           Rungsted Kyst, Denmark

           (ii) Johan Ernst Wedell-Wedellsborg:

           c/o Weco-Rederi Holding A/S
           Rungsted Strandvej 113
           DK-2960
           Rungsted Kyst, Denmark

Item 2(c). Citizenship:

           (i) Weco-Rederi Holding A/S: Denmark

           (ii) Johan Ernst Wedell-Wedellsborg : Denmark

Item 2(d). Title of Class of Securities:

           Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

           55267Q 104

CUSIP No55267Q 104                                             Page 5 of 8 Pages


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

           Not applicable.

Item 4.    Ownership.

           I. Weco-Rederi Holding A/S:

           (a)   Amount Beneficially Owned: -0-

           (b)   Percentage of Class: -0-

           (c)   Number of shares as to which such person has:

                 (i)    sole power to vote or to
                             direct the vote                                 -0-
                 (ii)   shared power to vote or to
                             direct the vote                                 -0-
                 (iii)  sole power to dispose or to
                             direct the disposition of                       -0-
                 (iv)   shared power to dispose or to
                             direct the disposition of                       -0-

II.        Johan Ernst Wedell-Wedellsborg:

           (a)   Aggregate Number: 909


           (b)   Percentage of Class: less than 1.00%


           (c)   Number of shares as to which such person has:

                 (i)    sole power to vote or to
                              direct the vote                                909
                 (ii)   shared power to vote or to
                              direct the vote                                -0-
                 (iii)  sole power to dispose or to
                              direct the disposition of                      909
                 (iv)   shared power to dispose or to
                              direct the disposition of                      -0-

Item 5.              Ownership of Five Percent or Less of a Class.

CUSIP No55267Q 104                                             Page 6 of 8 Pages

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable.

Item 8.          Identification and Classification of Members of the Group.

                 The reporting persons are a group for purposes of filing this Statement. See Exhibit 1 attached hereto.

Item 9.          Notice of Dissolution of Group.

                 Not applicable.

Item 10.         Certification.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 30, 2007                        /s/ Johan Ernst Wedell-Wedellsborg
                                    --------------------------------------------
                                    Johan Ernst Wedell-Wedellsborg


                                    WECO-REDERI HOLDING A/S


July 30, 2007
                                    By: /s/ Johan Ernst Wedell-Wedellsborg
                                       -----------------------------------------
                                       Name: Johan Ernst Wedell-Wedellsborg
                                       Title: Chief Executive Officer

                                  EXHIBIT INDEX


Exhibit No.      Description
---------------  --------------------------------------------------------------

              1  List of Group Members

              2 Joint Filing Agreement, dated as of July 30, 2007 by and between Weco-Rederi Holding A/S and Johan Ernst
                 Wedell-Wedellsborg